FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2010

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	English translation of the Quarterly Securities Report (Shihanki Hokokusho) for the nine-month period ended December 31, 2009 pursuant to the Financial Instruments and Exchange Law of Japan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: February 23, 2010	By:	/s/ Noriaki Yamaguchi
	Name:	Noriaki Yamaguchi
	Title:	Representative Director and CFO

Konami Corporation filed its Quarterly Securities Report for the nine-month period ended December 31, 2009 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on February 12, 2010. The following is the summary of the Quarterly Securities Report.

I	Corporate Information

A.	Corporate Overview

1.	Selected Financial Data

2.	Overview of Business

3.	Subsidiaries and Affiliated Companies

4.	Employees

B.	Business

1.	Production, Orders and Sales

2.	Risks Relating to Our Business

3.	Significant Contracts

4.	Results of Operations and Financial position

C.	Equipment and Facilities

D.	Information on Reporting Company

1.	Share Information

a.	Total Number of Shares

b.	Stock Acquisition Rights

c.	Rights Plan

d.	Common Stock and Additional Paid-in Capital

e.	Major Shareholders

f.	Voting Rights

2.	Share Price

3.	Directors and Corporate Auditors

E.	Financial Statements

1.	Quarterly Consolidated Financial Statements

2.	Others

II	Information on Guarantors

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets (Unaudited)

	Millions of Yen
	December 31, 2009	March 31, 2009

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥43,828	¥53,568
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥720 million and ¥470 million at December 31, 2009 and March 31, 2009, respectively	33,252	30,624
Inventories	32,264	23,512
Deferred income taxes, net	20,076	19,203
Prepaid expenses and other current assets	9,754	9,768

Total current assets	139,174	136,675

PROPERTY AND EQUIPMENT, net	61,804	60,552

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	220	560
Investments in affiliates	2,123	2,119
Identifiable intangible assets	35,740	35,883
Goodwill	21,895	21,925
Lease deposits	27,812	27,959
Deferred income taxes, net	3,263	3,641
Other assets	11,031	12,356

Total investments and other assets	102,084	104,443

TOTAL ASSETS	¥303,062	¥301,670

See accompanying notes to consolidated financial statements.

	Millions of Yen
	December 31, 2009	March 31, 2009
LIABILITIES
CURRENT LIABILITIES:
Current portion of long-term debt and capital lease obligations	¥2,695	¥3,627
Trade notes and accounts payable	14,188	17,430
Accrued income taxes	5,426	6,683
Accrued expenses	18,217	17,738
Deferred revenue	13,304	7,586
Other current liabilities	6,298	9,322

Total current liabilities	60,128	62,386

LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	40,046	37,739
Accrued pension and severance costs	2,712	2,941
Deferred income taxes, net	5,513	6,564
Other long-term liabilities	8,171	8,501

Total long-term liabilities	56,442	55,745

TOTAL LIABILITIES	116,570	118,131

COMMITMENTS AND CONTINGENCIES

EQUITY
Konami Corporation stockholders’ equity:
Common stock, no par value-	47,399	47,399
Authorized 450,000,000 shares; issued 143,500,000 shares at December 31, 2009 and March 31, 2009; outstanding 133,461,008 shares at December 31, 2009 and 133,461,502 shares at March 31, 2009
Additional paid-in capital	77,089	77,090
Legal reserve	284	284
Retained earnings	80,361	76,947
Accumulated other comprehensive income (loss)	(292)	98
Treasury stock, at cost-
10,038,992 shares at December 31, 2009 and 10,038,498 shares at March 31, 2009	(23,187)	(23,186)

Total Konami Corporation stockholders’ equity	181,654	178,632

Noncontrolling interest	4,838	4,907

TOTAL EQUITY	186,492	183,539

TOTAL LIABILITIES AND EQUITY	¥303,062	¥301,670

See accompanying notes to consolidated financial statements.

(2) Consolidated Statements of Income (Unaudited)

For the nine months ended December 31, 2008 and 2009

	Millions of Yen
	Nine months ended December 31, 2008	Nine months ended December 31, 2009
NET REVENUES:
Product sales revenue	¥172,177	¥133,294
Service revenue	61,834	57,638

Total net revenues	234,011	190,932

COSTS AND EXPENSES:
Costs of products sold	95,004	75,058
Costs of services rendered	59,885	56,183
Selling, general and administrative	44,410	42,565

Total costs and expenses	199,299	173,806

Operating income	34,712	17,126

OTHER INCOME (EXPENSES):
Interest income	410	126
Interest expense	(1,184)	(1,183)
Foreign currency exchange gain (loss), net	(2,224)	10
Other, net	(11)	40

Other income (expenses), net	(3,009)	(1,007)

INCOME BEFORE INCOME TAXES	31,703	16,119
INCOME TAXES	13,318	5,231
EQUITY IN NET INCOME OF AFFILIATED COMPANIES	34	49

NET INCOME	18,419	10,937
NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	593	317

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥17,826	¥10,620

PER SHARE DATA:

	Nine months ended December 31, 2008	Nine months ended December 31, 2009
Net income attributable to Konami Corporation per share:
Basic	¥129.72	¥79.58
Diluted	129.72	79.58

Weighted-average common shares outstanding	137,422,938	133,461,248
Diluted weighted-average common shares outstanding	137,422,938	133,461,248

See accompanying notes to consolidated financial statements.

For the three months ended December 31, 2008 and 2009

	Millions of Yen
	Three months ended December 31, 2008	Three months ended December 31, 2009
NET REVENUES:
Product sales revenue	¥66,746	¥58,011
Service revenue	20,361	19,007

Total net revenues	87,107	77,018

COSTS AND EXPENSES:
Costs of products sold	39,139	31,278
Costs of services rendered	20,020	18,486
Selling, general and administrative	16,080	14,739

Total costs and expenses	75,239	64,503

Operating income	11,868	12,515

OTHER INCOME (EXPENSES):
Interest income	29	55
Interest expense	(321)	(392)
Foreign currency exchange gain (loss), net	(2,278)	(85)
Other, net	(3)	(3)

Other income (expenses), net	(2,573)	(425)

INCOME BEFORE INCOME TAXES	9,295	12,090
INCOME TAXES	3,328	3,578
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	(26)	1

NET INCOME	5,941	8,513
NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	79	125

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥5,862	¥8,388

PER SHARE DATA:

	Three months ended December 31, 2008	Three months ended December 31, 2009
Net income attributable to Konami Corporation per share:
Basic	¥42.64	¥62.85
Diluted	42.64	62.85

Weighted-average common shares outstanding	137,461,771	133,461,180
Diluted weighted-average common shares outstanding	137,461,771	133,461,180

See accompanying notes to consolidated financial statements.

(3) Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen
	Nine months ended December 31, 2008	Nine months ended December 31, 2009
Cash flows from operating activities:
Net income	¥18,419	¥10,937
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	9,555	9,536
Provision for doubtful receivables	52	269
Equity in net income of affiliated company	(34)	(49)
Deferred income taxes	(2,445)	(1,436)
Change in assets and liabilities, net of business acquired:
Decrease (increase) in trade notes and accounts receivable	(11,350)	(3,595)
Decrease (increase) in inventories	(12,414)	(9,885)
Decrease (increase) in other receivables	892	(198)
Decrease (increase) in prepaid expenses	(1,286)	(158)
Increase (decrease) in trade notes and accounts payable	2,839	(3,033)
Increase (decrease) in accrued income taxes, net of tax refunds	(1,255)	(1,151)
Increase (decrease) in accrued expenses	2,093	976
Increase (decrease) in deferred revenue	8,009	5,816
Increase (decrease) in advance received	(754)	(379)
Increase (decrease) in deposits	(470)	(513)
Other, net	2,254	(2,683)

Net cash provided by operating activities	14,105	4,454

Cash flows from investing activities:
Capital expenditures	(6,732)	(4,771)
Proceeds from sales of property and equipment	1,339	1
Decrease (increase) in lease deposits, net	1,762	(125)
Other, net	(74)	230

Net cash used in investing activities	(3,705)	(4,665)

Cash flows from financing activities:
Repayments of long-term debt	(444)	(444)
Redemption of bonds	(5,000)	—
Principal payments under capital lease obligations	(2,131)	(1,892)
Dividends paid	(7,254)	(7,378)
Purchases of treasury stock by parent company	(101)	(2)
Other, net	464	1

Net cash used in financing activities	(14,466)	(9,715)

Effect of exchange rate changes on cash and cash equivalents	(2,536)	186

Net increase (decrease) in cash and cash equivalents	(6,602)	(9,740)

Cash and cash equivalents, beginning of the period	52,130	53,568

Cash and cash equivalents, end of the period	¥45,528	¥43,828

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements (Unaudited)

1. Basis of Presentation

Konami Corporation (the “Company”) and its subsidiaries (collectively “Konami”) prepared the accompanying consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S.GAAP”) due to the financial statements for the three and nine months ended December 31, 2008 required to be filed pursuant to former section 93 of “Regulation Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Japanese Cabinet Office No. 64, 2007, “Regulation of Quarterly Consolidated Financial Statements”) and those ended December 31, 2009 required to be filed pursuant to supplementary provision 6 of revised Regulation of Quarterly Consolidated Financial Statements.

Konami became publicly traded on the New York Stock Exchange in September 2002, and prepares its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the U.S. Securities and Exchange Commission (“SEC”).

2. Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the current period.

3. Newly Adopted Accounting Standards

In the second quarter beginning on July 1, 2009, Konami adopted FASB Accounting Standards Codification (“ASC”) No.105, “Generally Accepted Accounting Principles” (former Statement of Financial Accounting Standards (“SFAS”) No.168 “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No.162”). ASC No. 105 establishes the FASB Accounting Standard Codification as the single official source of authoritative U.S. Generally Accepted Accounting Principles, other than guidance issued by the SEC and supersedes all existing non-SEC accounting and reporting standards, such as SFAS, Opinions of the Accounting Principles Board, Emerging Issues Task Force, or AICPA Statement of Position. The adoption of ASC No. 105 did not have a material effect on Konami’s consolidated financial position or results of operations.

Effective April 1, 2009, Konami has adopted ASC No.805, “Business Combinations” (former SFAS No.141 (revised 2007), “Business Combinations”). ASC No.805 establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. As of the effective date, the adoption of ASC No.805 did not have a significant impact on its consolidated financial statements.

Effective April 1, 2009, Konami has adopted ASC No. 810, “Consolidation” (former SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statement, an amendment of ARB No. 51”). ASC No. 810 establishes accounting standards for noncontrolling interests and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. ASC No. 810 requires (i) that consolidated net income include the amounts attributable to both the parent and the noncontrolling interest, (ii) that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and (iii) expanded disclosures that clearly identify and distinguish between the interests of the parent owner and the interests of the noncontrolling owners of a subsidiary. Upon the adoption of ASC No. 810 noncontrolling interests, which were previously referred to as minority interests and classified between total liabilities and stockholders’ equity on the consolidated balance sheets, are now included as a separate component of equity. In addition, the presentation of consolidated statements of income and cash flows has been changed. The consolidated financial statements of the prior year have also been reclassified to conform to the presentation used for this current period.

4. Inventories

Inventories at December 31, 2009 and March 31, 2009 consisted of the following:

	Millions of Yen
	December 31, 2009	March 31, 2009
Finished products	¥14,476	¥11,641
Work in process	14,462	8,300
Raw materials and supplies	3,326	3,571

Total	¥32,264	¥23,512

5. Property and Equipment

Property and equipment at December 31, 2009 and March 31, 2009 consisted of the following:

	Millions of Yen
	December 31, 2009	March 31, 2009
Property and equipment, at cost:
Land	¥11,403	¥11,331
Buildings and structures	63,088	61,503
Tools, furniture and fixtures	25,891	26,738
Construction in progress	29	12

Total	100,411	99,584
Less-Accumulated depreciation and amortization	(38,607)	(39,032)

Net property and equipment	¥61,804	¥60,552

6. Severance and Retirement Plans

The Company and its domestic subsidiaries have defined benefit severance and retirement plans covering their employees. The plans provide, under most circumstances, retirement benefits and lump-sum severance payments to the employees that are determined by reference to their rate of pay at the time of termination, years of service and certain other factors. All employees may choose either to remain in the defined benefit plans or to withdraw from the plans and enroll under such system as receiving all compensation currently during their employment. For those under the fixed annual compensation system, separate severance and retirement benefits are not to be paid upon their termination or retirement.

Net periodic cost of the Company and its domestic subsidiaries’ plans for the nine months ended December 31, 2008 and 2009, and the three months ended December 31, 2008 and 2009 included the following components:

	Millions of Yen
	Nine months ended December 31, 2008	Nine months ended December 31, 2009
Service cost – benefits earned during the period	¥153	¥157
Interest cost on projected benefit obligation	19	19
Expected return on plan assets	(30)	(29)
Recognized actuarial gain	(102)	(20)
Amortization of prior service cost	(30)	—

Net periodic cost	¥10	¥127

	Millions of Yen
	Three months ended December 31, 2008	Three months ended December 31, 2009
Service cost – benefits earned during the period	¥51	¥52
Interest cost on projected benefit obligation	6	7
Expected return on plan assets	(10)	(10)
Recognized actuarial gain	(34)	(7)
Amortization of prior service cost	(10)	—

Net periodic cost	¥3	¥42

7. Equity

The changes in the carrying amount of Konami Corporation stockholders’ equity, noncontrolling interest and total equity in the consolidated balance sheets for the nine months ended December 31, 2008 and 2009, and the three months ended December 31, 2008 and 2009 were as follows:

	Millions of Yen
For the nine months ended December 31, 2008	Konami Corporation stockholders’ equity	Noncontrolling interest	Total equity
Balance at March 31, 2008	¥182,759	¥4,324	¥187,083

Dividends paid to stockholders of Konami Corporation	(7,419)	—	(7,419)
Dividends paid to noncontrolling interests	—	(2)	(2)
Purchase of treasury stock and other changes	374	(52)	322
Comprehensive income:
Net income for the period	17,826	593	18,419
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(3,626)	1	(3,625)
Net unrealized losses on available-for-sale securities	(26)	—	(26)
Adjustment on retirement benefits	(77)	—	(77)

Comprehensive income for the period	14,097	594	14,691

Balance at December 31, 2008	¥189,811	¥4,864	¥194,675

	Millions of Yen
For the nine months ended December 31, 2009	Konami Corporation stockholders’ equity	Noncontrolling interest	Total equity
Balance at March 31, 2009	¥178,632	¥4,907	¥183,539

Dividends paid to stockholders of Konami Corporation	(7,206)	—	(7,206)
Dividends paid to noncontrolling interests	—	(381)	(381)
Purchase of treasury stock and other changes	(2)	—	(2)
Comprehensive income:
Net income for the period	10,620	317	10,937
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(226)	(5)	(231)
Net unrealized losses on available-for-sale securities	(152)	—	(152)
Adjustment on retirement benefits	(12)	—	(12)

Comprehensive income for the period	10,230	312	10,542

Balance at December 31, 2009	¥181,654	¥4,838	¥186,492

	Millions of Yen
For the three months ended December 31, 2008	Konami Corporation stockholders’ equity	Noncontrolling interest	Total equity
Balance at September 30, 2008	¥191,135	¥4,783	¥195,918

Dividends paid to stockholders of Konami Corporation	(3,711)	—	(3,711)
Purchase of treasury stock and other changes	(2)	1	(1)
Comprehensive income:
Net income for the period	5,862	79	5,941
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(3,447)	1	(3,446)
Net unrealized gain on available-for-sale securities	(1)	—	(1)
Adjustment on retirement benefits	(25)	—	(25)

Comprehensive income for the period	2,389	80	2,469

Balance at December 31, 2008	¥189,811	¥4,864	¥194,675

	Millions of Yen
For the three months ended December 31, 2009	Konami Corporation stockholders’ equity	Noncontrolling interest	Total equity
Balance at September 30, 2009	¥176,367	¥4,844	¥181,211

Dividends paid to stockholders of Konami Corporation	(3,603)	—	(3,603)
Dividends paid to noncontrolling interests	—	(134)	(134)
Purchase of treasury stock and other changes	0	—	0
Comprehensive income:
Net income for the period	8,388	125	8,513
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	562	3	565
Net unrealized losses on available-for-sale securities	(55)	—	(55)
Adjustment on retirement benefits	(5)	—	(5)

Comprehensive income for the period	8,890	128	9,018

Balance at December 31, 2009	¥181,654	¥4,838	¥186,492

8. Fair Value of Financial Instruments

Cash and cash equivalents, Trade notes and accounts receivable, Trade notes and accounts payable, Accrued expenses, and Short-term borrowings

The carrying amount approximates fair value because of the short maturity of these instruments.

Investments in marketable securities

The fair values of Konami’s investments in marketable securities are based on quoted market prices.

Investments in non-marketable securities

For investments in non-marketable securities for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. It was not practicable to estimate the fair value of common stock representing certain untraded companies. These investments are carried at cost.

Long-term debt

The fair values of Konami’s long-term debt instruments are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the Company’s current borrowing rate for similar debt instruments of comparable maturity.

Derivative financial instruments

The fair values of derivative financial instruments, consisting principally of foreign exchange forward contracts, all of which are used for purposes other than trading, are estimated by obtaining quotes from counterparties or third parties.

The estimated fair values of Konami’s financial instruments at December 31, 2009 and March 31, 2009 are as follows:

	Millions of Yen
	December 31, 2009		March 31, 2009
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Non-derivatives:
Investment in marketable securities	¥220	¥220	¥560	¥560
Long-term debt, including current installments	(15,352)	(15,343)	(15,796)	(15,318)
Derivatives:
Foreign exchange forward contracts:
Assets	18	18	—	—
Liabilities	—	—	43	43

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

9. Fair Value Measurements

ASC No. 820 “Fair Value Measurements and Disclosures” (former SFAS No. 157 “Fair Value Measurements”) defines fair value as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants and requires that assets and liabilities carried at fair value are classified and disclosed in the following three categories:

Level 1 –	Quoted prices for identical assets or liabilities in active markets

Level 2 –	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets

Level 3 –	Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable

Assets and Liabilities Measured at Fair Value on a Recurring Basis

As of December 31, 2009 and March 31, 2009, our assets and liabilities measured at fair value on a recurring basis are summarized in the following table by the type of inputs applicable to the fair value measurements.

	Millions of Yen
December 31, 2009	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	¥220	—	—	¥220
Derivatives	—	¥18	—	18

Total assets	¥220	¥18	—	¥238

Liabilities:
Derivatives	—	—	—	—

Total liabilities	—	—	—	—

	Millions of Yen
March 31, 2009	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	¥560	—	—	¥560

Total assets	¥560	—	—	¥560

Liabilities:
Derivatives	—	¥43	—	¥43

Total liabilities	—	¥43	—	¥43

Level 1 investments are comprised solely of available-for-sale securities, which is valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Derivative financial instruments are comprised of foreign exchange forward contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates.

As of December 31, 2009 and March 31, 2009, Konami did not have any Level 3 financial instruments that were measured and recorded at fair value on a recurring basis.

10. Segment Information

Under ASC No. 280 “Segment Reporting” (former SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”), operating segments are defined as components of an enterprise about which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The operating segments are managed separately as each segment represents a strategic business unit that offers different products and serves different markets.

Konami operates on a worldwide basis principally with the following three business segments:

1. Digital Entertainment:	Production and sale of digital contents and related products including Computer & Video Games, Amusement, Card Games, and Online.

2. Health & Fitness:	Operation of health and fitness clubs, production and sale of health and fitness related goods.

3. Gaming & System:	Production, manufacture, sale and service of gaming machines and the Casino Management System for overseas market.

Notes:

1.	“Other” consists of segments which do not meet the quantitative criteria for separate presentation under ASC No. 280 “Segment Reporting.”
2.	“Corporate” primarily consists of administrative expenses of the Company.
3.	“Eliminations” primarily consist of eliminations of intercompany sales and of intercompany profits on inventories.

The following table summarizes revenue and operating income (loss) by operating segment which are the primary measures used by Konami’s chief operating decision maker to measure Konami’s operating results and to measure segment profitability and performance. This information is derived from Konami’s management reports which have been prepared based on U.S. GAAP.

a. Segment information

Three months ended December 31, 2008	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥55,618	¥22,200	¥5,443	¥3,846	¥87,107
Intersegment	63	81	—	(144)	—

Total	55,681	22,281	5,443	3,702	87,107
Operating expenses	44,206	21,727	3,976	5,330	75,239

Operating income (loss)	¥11,475	¥554	¥1,467	¥(1,628)	¥11,868

Three months ended December 31, 2009	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥48,960	¥21,099	¥5,833	¥1,126	¥77,018
Intersegment	48	110	—	(158)	—

Total	49,008	21,209	5,833	968	77,018
Operating expenses	37,090	20,437	4,219	2,757	64,503

Operating income (loss)	¥11,918	¥772	¥1,614	¥(1,789)	¥12,515

Nine months ended December 31, 2008	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥148,491	¥67,517	¥13,297	¥4,706	¥234,011
Intersegment	220	220	—	(440)	—

Total	148,711	67,737	13,297	4,266	234,011
Operating expenses	110,931	65,619	10,790	11,959	199,299

Operating income (loss)	¥37,780	¥2,118	¥2,507	¥(7,693)	¥34,712

Nine months ended December 31, 2009	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥100,182	¥64,338	¥14,729	¥11,683	¥190,932
Intersegment	245	246	—	(491)	—

Total	100,427	64,584	14,729	11,192	190,932
Operating expenses	84,025	63,514	10,900	15,367	173,806

Operating income (loss)	¥16,402	¥1,070	¥3,829	¥(4,175)	¥17,126

b. Geographic information

Three months ended December 31, 2008	Japan	North America	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥57,236	¥15,145	¥13,340	¥1,386	¥87,107	—	¥87,107
Intersegment	8,716	818	25	235	9,794	¥(9,794)	—

Total	65,952	15,963	13,365	1,621	96,901	(9,794)	87,107
Operating expenses	58,678	13,582	11,262	1,509	85,031	(9,792)	75,239

Operating income (loss)	¥7,274	¥2,381	¥2,103	¥112	¥11,870	¥(2)	¥11,868

Three months ended December 31, 2009	Japan	North America	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥52,925	¥11,503	¥10,965	¥1,625	¥77,018	—	¥77,018
Intersegment	6,299	585	28	344	7,256	¥(7,256)	—

Total	59,224	12,088	10,993	1,969	84,274	(7,256)	77,018
Operating expenses	49,065	10,706	10,316	1,702	71,789	(7,286)	64,503

Operating income (loss)	¥10,159	¥1,382	¥677	¥267	¥12,485	¥30	¥12,515

Nine months ended December 31, 2008	Japan	North America	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥167,090	¥35,765	¥27,253	¥3,903	¥234,011	—	¥234,011
Intersegment	19,220	3,082	91	448	22,841	¥(22,841)	—

Total	186,310	38,847	27,344	4,351	256,852	(22,841)	234,011
Operating expenses	158,743	34,873	23,977	4,550	222,143	(22,844)	199,299

Operating income (loss)	¥27,567	¥3,974	¥3,367	¥(199)	¥34,709	¥3	¥34,712

Nine months ended December 31, 2009	Japan	North America	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥144,988	¥25,287	¥15,987	¥4,670	¥190,932	—	¥190,932
Intersegment	9,983	2,634	37	564	13,218	¥(13,218)	—

Total	154,971	27,921	16,024	5,234	204,150	(13,218)	190,932
Operating expenses	141,592	24,430	16,348	4,714	187,084	(13,278)	173,806

Operating income (loss)	¥13,379	¥3,491	¥(324)	¥520	¥17,066	¥60	¥17,126

For the purpose of presenting its operations in geographic areas above, Konami attributes revenues from external customers to individual countries in each area based on where products are sold and services are provided.

North America presented in the table above substantially consists of United States.

11. Commitments and Contingencies

Konami is subject to pending claims and litigation. Management, after review and consultation with counsel, considers that any liability from the disposition of such lawsuits would not have a material adverse effect on the consolidated financial condition and results of operations of Konami.

Konami has placed firm orders for purchases of property, plant and equipment and other assets amounting to approximately ¥105 million as of December 31, 2009.

12. Subsequent Events

As of February 12, 2009, the date the financial statements were issued, no reportable subsequent events occurred.